Eaton 1000 Eaton Boulevard Cleveland, OH 44122 Tel: 440-523-5000 Fax: 440-523-3433

June 12, 2013
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:    Mr. Rufus Decker, Accounting Branch Chief
Re:     Eaton Corporation plc
Form 10-K for the Year Ended December 31, 2012 filed February 28, 2013
Form 10-Q for the Quarter Ended March 31, 2013 filed May 3, 2013
File No. 0-54863

Dear Mr. Decker:
Set forth below are the responses of Eaton Corporation plc (the “Company” or “Eaton”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter, dated May 29, 2013, relating to the Company's Form 10-K for the year ended December 31, 2012 and Form 10-Q for the quarter ended March 31, 2013. For your convenience, we have recited the Staff's comments in italics and have followed each comment with our response.
Consolidated Financial Statements
Note 6. Retirement Benefits Plans, page 35

1.
We note that actual returns on plan assets for your pension plans located inside and outside of the United States have fluctuated significantly from fiscal 2010 to 2012. In light of these variations in actual returns on plan assets compared to the expected long-term return on plan asset assumptions used to calculate your pension expense. Please address the following:

•	Tell us in detail how you determined your 2012 expected long-term return on plan assets rate of 8.5% for the U.S. plans and 7.1% for non-U.S. plans.
Response:
Consistent with our long-standing practice, Eaton's expected return on assets (EROA) is estimated as a weighted-average of the expected long-term return for each asset class and takes into account any allocation shifts in a given plan's portfolio for the coming year. In addition to our own analysis of historical performance and expected returns for each asset class, we consider the long-term expected returns for each asset class provided by our actuaries. After calculating the weighted-average expected return, we then deduct fees and expenses for the plan in estimating the final EROA. For non-U.S. plans, the EROA is a weighted average of each country's EROA multiplied by their percentage of total non-U.S. assets. In estimating the non-U.S. EROA, we receive asset class expected returns and expected EROAs from our international actuary for each country which is utilized in our analysis.
As of December 31, 2012, 94% of our plan assets were held in our U.S. pension plan (68%) and our U.K. plans (26%). As substantially all retirement plan assets are within the U.S. and U.K., our response will be based on these plans.
The Cooper Industries plc (“Cooper”) pension plan assets were included in the Company's 2012 year end total assets but were not included in our analysis when determining the pension plans EROA for 2012 as the acquisition of Cooper and assumption of their pension plan occurred on November 30, 2012. Accordingly, Cooper's plan assets are excluded from the analysis and details within this response. Cooper's pension plan assets for 2012 represented 12% and 3% of pension plan assets in the U.S. and U.K. respectively.

U.S. Pension Plan Assets (EROA)
The EROA for 2012 of 8.5% disclosed for U.S. pension plan assets was based on the weighted average of the targeted asset allocation percentage (see table below) and long-term investment return assumptions (including inflation) for each asset class, plus active management assumptions by asset class, less expenses for the U.S. pension plan.  Eaton's determination of the EROA takes into consideration our actuary's EROA model which forecasted 30 year returns for all asset classes and yielded an expected rate of return for Eaton's plan of 8.7% after fees.
The following reflects the weighted-average expected long-term asset returns for the groups of asset classes used in our 2012 EROA:
•United States equities: 10.3%
•Non-United States equities and global equities: 10.6%
•Real estate: 9.0%
•Fixed income corporate and government securities: 7.3%
•Cash: 4.5%
Non-U.S. Pension Plans Assets (EROA)
The EROA for 2012 of 7.1% disclosed for non-U.S. plans assets was based on the weighted average of each country's EROA of which the U.K. was the most significant. The 2012 EROA weighted average rate assumption used for the U.K. plans (81% of non-U.S. assets) was 7.2%.
The following reflects the expected long-term asset returns used in our U.K. plans' 2012 EROA:
•U.K. equities: 9.0%
•U.K. government and corporate bonds: 4.5%
•U.K. long duration bonds: 7.8%
•Cash: 2.0%
The table below depicts Eaton's target and actual asset allocations for both the U.S and U.K. plans related to these long-term expected asset returns. Actual allocations are rebalanced to within target allocations periodically as required, typically within the next month after receiving the fund's trustee report.

•	Show us how your target pension plan allocations compare to your actual pension plan allocations for each period presented. Please provide this information separately for the U.S. and non-U.S. plans.
Response:
The 2012, 2011 and 2010 actual versus target allocations for the U.S. and U.K. pension plans, are shown below. Please note that at year end 2011 and 2012, the U.K. plans had a higher actual allocation of Other due to temporary holdings of cash as the plan trustees moved funds to new equity managers and as collateral for fixed income swap contracts.

	12/31/2012		12/31/2011		12/31/2010
Investment	Actual	Target	Actual	Target	Actual	Target
U.S. Qualified Pension Plan
United States equities	34.0%	35.0%	38.3%	35.0%	36.4%	35.0%
Non-United States equities and global equities	35.4%	35.0%	30.9%	35.0%	35.3%	35.0%
Real estate	5.6%	5.0%	4.9%	5.0%	5.1%	5.0%
Fixed income securities and cash equivalents	25.0%	25.0%	25.9%	25.0%	23.2%	25.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

U.K. Pension Plans
Equity securities	49.8%	63.7%	47.7%	63.2%	62.3%	69.0%
Debt securities	38.4%	35.7%	44.0%	36.1%	37.1%	31.0%
Other	11.8%	0.6%	8.3%	0.7%	0.6%	—%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

•
Help us understand how the actual asset mix for each of your significant pension plans and the historical performance of these assets support your 2012 assumption for expected long-term rates of return.

Response:
The actual asset mix for our significant pension plans is shown in the table above. As different asset classes have different expected rates of return, the asset mix is a key driver of expected long-term rates of return. Should we change our asset mix over time due to various acquisitions, economic conditions, and policy allocation shifts, that change will be reflected in the expected return calculation. As mentioned above, the historical performance of each asset class is taken into consideration by Eaton and our actuaries in determining the proper expected rate of return.
The following provides 10 year annualized returns for the index representing each asset class in which the funds are invested. For certain asset classes, we show multiple indices matching the plans actual investments (data as of December 31, 2012; source Bloomberg):
U.S. Pension Plan Asset Classes

•	United States equities

▪	S&P 500 Index: 7.2%

▪	S&P Mid Cap 400 Index: 10.7%

▪	Russell 2000 Index: 9.7%

•	Non-United States equities

▪	MSCI EAFE Index: 6.2%

▪	MSCI Emerging Markets Index: 16.5%

•	Real estate

▪	EPRA/NAREIT Developed Markets: 12.1%

•	Fixed income securities

▪	Barclays U.S. Long-term Credit Index: 8.2%

▪	Barclays U.S. Long-term Government Index: 7.6%

▪	Barclays 20 year U.S. TIPS Index: 10.0%

•	The TIPS index data since inception in May, 2006
U.K Pension Plans Asset Classes

•	Developed international equity securities: 8.2%

•	U.K. fixed income securities: 6.6%
As of December 31, 2012, our U.S. and U.K. plans had the following 10 and 3 year actual rates of return (per annum) (ROR) in line with our EROA assumptions:

	Rates of Return
Plan	10 year	3 year
U.S.	7.6%	8.7%
U.K.	9.2%	9.1%
The 10 year U.S. plan ROR is distorted by the exceptional downturn associated with the 2008 financial crisis. Given the unusual nature of the 2008 financial crisis and the clear response of governments to quell the crisis, we do not believe it is likely that such a crisis will recur in the near or medium term. Looking at a longer period, the 20 year ROR for the Eaton U.S. Pension Plan as of December 31, 2012 was 8.7%.

•	Quantify for us any pension assets invested in European sovereign debt and the impact that those holdings had on your actual returns on pension plan assets during the periods represented.
Response:
For the U.S. plan, we did not have any material exposure to European sovereign debt. For the major non-U.S. plans, only the U.K. plans had exposure to European sovereign debt. We estimate the allocation to European sovereign debt during the time frame of 2010-2012 to be 13-14% of the U.K.'s total pension assets per year.  The U.K. Gilt fund had a positive impact on the plans assets with a three year annualized return of 10.6% as of December 31, 2012.

2.
We note your disclosures on page 15 of your Form 10-Q for the period ended March 31, 2013 that certain reportable operating segments were re-segmented during the first quarter of 2013 due to a reorganization of your business. Additionally, it appears that you are incorporating your December 31, 2012 annual financial statements on Form 10-K into a registration statement on Form S-8. Please tell us how you considered the need to revise your segment reporting financial statement footnote, description of business, MD&A and other Form 10-K disclosures as necessary to reflect the new reportable segments. The revised annual financial statements and related disclosures could be included in the registration statement or in a Form 8-K incorporated by reference.

Response:
As a result of the first quarter re-segmentation, the Company intends to recast the 2012 Form 10-K in a Form 8-K to be filed prior to filing of any new registration statement. The revision will update the segment reporting financial statement footnote, description of business, MD&A and other Form 10-K disclosures. Because the Form S-8 was filed on November 30, 2012, prior to the re-segmentation, the Company does not believe update requirements are applicable.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding our responses, please do not hesitate to contact the undersigned. Thank you for your assistance.
Sincerely,
/s/ Richard H. Fearon
Richard H. Fearon
Principal Financial Officer

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